Exhibit 9.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Amendment No. 1 to Registration Statement No. 333-13182 of United Utilities plc on Form F-3 of our report dated June 1, 2005 (which report expresses an unqualified opinion and includes an emphasis of matter paragraph relating to the differences between accounting principles generally accepted in the United Kingdom and accounting principles generally accepted in the United States of America, described in Note 37 which has been restated) relating to the consolidated financial statements appearing in this Annual Report on Form 20-F of United Utilities plc for the year ended March 31, 2005.

DELOITTE & TOUCHE LLP
Manchester, United Kingdom
1 June 2005